Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

May 6, 2014

VIA EDGAR AND E-MAIL

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549-6010

Attn: Jeffrey P. Riedler

 Amy Reischauer

 Kiera Nakada

 Andrew Mew

Re:	Heritage Insurance Holdings, LLC

Registration Statement on Form S-1

File No. 333-195409

Ladies and Gentlemen:

As discussed with Ms. Reischauer, Heritage Insurance Holdings, LLC, a Delaware limited liability company (the “Company”), is filing as correspondence marked pages showing proposed changes to be made in Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”). The proposed changes reflect (i) the 2,550-for-1 stock split to be effected prior to the Company’s conversion from a limited liability company to a corporation, (ii) the pro forma effect of the exercise of 7,685,700 (as adjusted to give effect to the stock split) outstanding warrants of the Company (the “Warrant Exercise”), (iii) the pro forma effect of the conversion of the Company from a limited liability company to a corporation (the “Conversion” and, together with the Warrant Exercise, the “Reorganization Transactions”), (iv), the anticipated range for the public offering price of the Company’s common stock and (v) the proposed concurrent private placement (the “Private Placement”) with an affiliate of Nephila Capital Ltd, (an affiliate of which is a participating reinsurer in the Company’s reinsurance program), conducted in accordance with Section 4(a)(2) under the Securities Act of 1933, as amended.

The Company anticipates that the Reorganization Transactions will occur on the date of pricing after the time the Company files the Amendment but prior to the time the Registration Statement is declared effective. Because the Company does not wish to convert to a corporation unless the offering is completed, the Company will complete the Conversion as close to signing an underwriting agreement as is practicable. The Company anticipates that the Private Placement would occur concurrently with, and be conditioned upon, the closing of the initial public offering.

As discussed with Ms. Reischauer, the Company respectfully requests that the Staff of the Securities and Exchange Commission (the “Staff”) review the filed correspondence in advance of the Company filing the Amendment, which is anticipated to be May 12, 2014. The Company appreciates the Staff’s willingness to accommodate the Company’s desire not to effect the Reorganization Transactions until the anticipated date of pricing.

If you have any questions relating to any of the foregoing, please call me at (312) 558-8794.

Respectfully submitted,

/s/ Karen A. Weber

Karen A. Weber

Enclosures

cc:	Bruce Lucas

Steven J. Gavin

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 12, 2014

PRELIMINARY PROSPECTUS

6,000,000 Shares

Heritage Insurance Holdings, Inc.

Common Stock

$         per share

This is the initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. We are selling 6,000,000 shares of our common stock. We currently expect the initial public offering price to be between $14.00 and $16.00 per share of our common stock.

We have granted the underwriters an option to purchase up to 900,000 additional shares of our common stock to cover over-allotments.

An affiliate of Nephila Capital Ltd has agreed to purchase $10.0 million of our common stock in a separate private placement (the “Concurrent Private Placement”) concurrent with, and subject to, the closing of this offering at a price per share equal to the public offering price (but not to exceed $16.00, the highest point of the price range set forth in this prospectus). Another affiliate of Nephila Capital Ltd is currently a participating reinsurer in our reinsurance program. The sale of such shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be conducted in accordance with Section 4(a)(2) of the Securities Act. The closing of this offering is not conditioned upon the closing of such concurrent private placement.

We have applied to have the common stock listed on the New York Stock Exchange under the symbol “HRTG.”

We are an “emerging growth company” as defined under the federal securities laws and are eligible for reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount (1)	$	$
Proceeds to Us (before expenses)	$	$

(1)	Exclusive of the placement fee payable in connection with the Concurrent Private Placement. See “Underwriting.”

The underwriters expect to deliver the shares to purchasers on or about                     , 2014 through the book-entry facilities of The Depository Trust Company.

Sole Book-Running Manager

Citigroup

Joint Lead Managers

SunTrust Robinson Humphrey	Sandler O’Neill + Partners, L.P.

Co-Managers

Dowling & Partners Securities LLC	JMP Securities	Willis Capital Markets & Advisory

                    , 2014

•	We do not anticipate paying any dividends on our common stock in the foreseeable future.

•

The insurance industry is highly regulated and our failure to fully comply with these regulations could have an adverse effect on our business. Changes to the statutes and rules governing the insurance industry could have an adverse effect on our business.

See “Risk Factors” beginning on page 14 of this prospectus for a more detailed discussion of these and other risks we face.

Recent Developments

On April 17, 2014, Heritage P&C entered into a catastrophe reinsurance agreement with Citrus Re Ltd., a newly-formed Bermuda special purpose insurer. The agreement provides for three years of coverage from catastrophe losses caused by certain named storms, including hurricanes, beginning on June 1, 2014. The limit of coverage of $150 million is fully collateralized by a reinsurance trust account for the benefit of Heritage P&C. Heritage P&C pays a periodic premium to Citrus Re during this three-year risk period. Citrus Re Ltd. issued $150 million of principal-at-risk variable notes due April 18, 2017 to fund the reinsurance trust account and its obligations to Heritage P&C under the reinsurance agreement. The maturity date of the notes may be extended up to two additional years to satisfy claims for catastrophic events occurring during the three-year term of the reinsurance agreement.

On April 24, 2014, Heritage P&C entered into a second catastrophe reinsurance agreement with Citrus Re Ltd. providing for $50 million of coverage on substantially similar terms as the agreement described above. Citrus Re Ltd. issued an additional $50 million of principal-at-risk variable notes due April 24, 2017 to fund its obligations under the reinsurance agreement.

Reorganization Transactions

Warrant Exercise.    Certain of our current stockholders also hold warrants to purchase an aggregate of 7,716,300 shares of the Company at an exercise price of $5.88 per share. Prior to the consummation of this offering, warrants to purchase an aggregate of 7,685,700 shares will be exercised (the “Warrant Exercise”), including warrants to purchase an aggregate of 3,893,850 shares to be exercised on a cashless basis. Pursuant to the cashless exercise provisions of the warrants, each warrant holder will pay the exercise price by surrendering to the Company an amount of shares having a value equal to the aggregate exercise price of the warrants being exercised. The terms of the warrants provide that the value ascribed to each share that will be surrendered to the Company as payment for the exercise price will be equal to the initial public offering price per share of our common stock in this offering. As a result, the actual number of shares that will be issued upon the Warrant Exercise is dependent upon the initial public offering price per share of our common stock in this offering. Assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, an aggregate of 6,158,700 shares will be issued in connection with the Warrant Exercise. A $1.00 increase in the assumed initial public offering price of $15.00 per share would increase the number of shares that will be issued in connection with the Warrant Exercise by 95,437 shares and a $1.00 decrease in the assumed initial public offering price would decrease the number of shares that will be issued in connection with the Warrant Exercise by 109,072 shares. Following the Warrant Exercise, we expect that there will remain outstanding warrants to purchase an aggregate of 30,600 shares at an exercise price of $5.88 per share.

Conversion.    Following the Warrant Exercise and prior to the consummation of this offering, we will convert from a Delaware limited liability company into a Delaware corporation (the “Conversion”), and all outstanding shares of the limited liability company will be converted into shares of common stock of the Company on a one-for-one basis and all outstanding warrants to purchase shares of the limited liability company will convert into warrants to purchase shares of common stock of the Company on a one-for-one basis. Prior to the Conversion, we anticipate distributing an aggregate amount of $                 in cash to our stockholders to satisfy such stockholders’ tax obligations (the “Tax Distribution” and, together with the Warrant Exercise and the Conversion, the “Reorganization Transactions”).

Concurrent Private Placement

An affiliate of Nephila Capital Ltd has agreed to purchase $10.0 million of our common stock in the Concurrent Private Placement at a price per share equal to the public offering price (but not to exceed $16.00). Another affiliate of Nephila Capital Ltd is currently a participating reinsurer in our reinsurance program. The sale of such shares will not be registered under the Securities Act and will be conducted in accordance with Section 4(a)(2) of the Securities Act. The Concurrent Private Placement is conditioned upon the closing of this offering. The closing of this offering is not conditioned upon the closing of the Concurrent Private Placement. As a condition to the Concurrent Private Placement, the affiliate of Nephila Capital Ltd will be subject to a 180-day lock-up period, as described in “Shares Eligible for Future Sale—Lock-Up Agreements.”

In addition, in connection with the Concurrent Private Placement, a reinsurer affiliated with or designated by Nephila Capital Ltd will be provided with a right of first refusal to participate in our future reinsurance programs, subject to certain exceptions. The right of first refusal terminates on May 31, 2019, subject to certain conditions. See “Business—Reinsurance—2014-2015 Reinsurance Program.”

Corporate Information

Our principal executive offices are located at 2600 McCormick Drive, Suite 300, Clearwater, Florida 33759, and our telephone number is 727-362-7200. Our website is www.heritagepci.com. Information contained on our website is not incorporated by reference into this prospectus, and such information should not be considered to be part of this prospectus.

THE OFFERING

Common Stock Offered	6,000,000 shares

Common Stock Offered in the Concurrent Private Placement	666,666 shares

Common Stock to be Outstanding After This Offering and the Concurrent Private Placement	29,188,716 shares

Underwriters’ Option to Purchase Additional Shares	We have granted the underwriters the right to purchase up to 900,000 additional shares of common stock within 30 days of the date of this prospectus.

Use of Proceeds	We estimate that our net proceeds from the sale of the common stock in this offering and the Concurrent Private Placement will be approximately $92.0 million, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and offering expenses payable by us. We intend to use a portion of the net proceeds from this offering and the Concurrent Private Placement to increase our statutory capital and surplus to enable us to write additional policies and to fund collateralized reinsurance through Osprey, our reinsurance subsidiary. We intend to use the remainder of the net proceeds to fund the growth of our business and for general corporate purposes. See “Use of Proceeds.”

Proposed New York Stock Exchange Symbol	We have applied to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “HRTG.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of facts to consider carefully before deciding to invest in shares of our common stock.

Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on various factors. See “Dividend Policy.”

Directed Share Program

At our request, the underwriters have reserved up to 10% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers, employees and other parties associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the sales of the directed shares. Individuals who purchase shares in the directed share program will be subject to a 180-day lock-up period, as described in “Shares Eligible for Future Sale—Lock-Up Agreements.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering and the Concurrent Private Placement:

•	gives effect to the 2,550-for-1 stock split effected on May 7, 2013;

•	gives effect to the completion of the Reorganization Transactions prior to the completion of this offering as described in “—Reorganization Transactions;”

•	assumes no exercise by the underwriters of their option to purchase up to 900,000 additional shares from us;

•

excludes an aggregate of 30,600 shares of common stock issuable upon the exercise of warrants at an exercise price of $5.88 per share that will remain outstanding following the consummation of this offering; and

•

excludes an aggregate of 2,918,871 shares of our common stock reserved for issuance under the Heritage Insurance Holdings, Inc. Omnibus Incentive Plan (the “Plan”) that we intend to adopt in connection with this offering.

	Three Months Ended				Year Ended December 31, 2013	Three Months Ended March 31, 2014
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Selected Other Data
Book value per share(3)(4)	$4.51	$5.82	$6.18	$6.17	$6.17	$6.73
Growth in book value per share(4)	33.2%	29.2%	6.1%	(0.1)%	82.4%	9.0%
Return on average equity(4)	59.3%	107.8%	23.2%	3.3%	45.0%	29.9%

Selected ratios(5)
Ratios to gross premiums earned
Gross loss ratio	26.0%	28.1%	24.1%	30.7%	27.5%	33.8%
Ceded premium ratio	1.8%	22.9%	47.5%	36.6%	32.0%	30.6%
Gross expense ratio	20.2%	23.0%	12.3%	30.3%	22.0%	18.8%
Combined ratio	47.9%	73.9%	83.9%	97.6%	81.6%	83.3%
Ratios to net premiums earned
Net loss ratio	26.4%	36.4%	45.9%	48.3%	40.5%	48.7%
Net expense ratio	20.5%	29.8%	23.4%	47.8%	32.4%	27.2%
Combined ratio	47.0%	66.2%	69.3%	96.2%	72.9%	75.9%

	March 31, 2014
Consolidated Balance Sheet Data (in thousands)	Actual	Pro Forma(6)	Pro Forma As Adjusted(7)
Cash, cash equivalents and investments	$225,749	$248,054	$340,054
Total assets	$286,114	$308,419	$400,419
Unpaid losses and loss adjustment expenses	$28,456	$28,456	$28,456
Unearned premiums	$124,285	$124,285	$124,285
Total liabilities	$175,973	$175,973	$175,973
Total stockholders’ equity	$110,141	$132,446	$224,446

(1)	Retroactive reinsurance income of $26.0 million during the year ended December 31, 2013 represents premiums earned, net of losses, for the period from January 1, 2013 through May 31, 2013 from a retroactive reinsurance agreement entered into in connection with our assumption of approximately 39,000 policies from Citizens in June 2013. See Note 2 to our consolidated financial statements for the year ended December 31, 2013 included elsewhere in this prospectus.
(2)	General and administrative expenses for the period ended December 31, 2012 includes $5.5 million of stock-based compensation.
(3)	Share and per share data for the periods presented gives retroactive effect to the 2,550-for-1 stock split effected on May 7, 2014, but does not give retroactive effect to the Reorganization Transactions.
(4)	Includes the value, as of the end of each period, of the redeemable equity described in footnote 8 below. See “Selected Consolidated Financial Data.”
(5)	The ratios presented do not reflect the impact of the retroactive reinsurance income described in footnote 1 above. For a definition of each of the ratios presented, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Our Results of Operations—Ratios.”
(6)	The pro forma balance sheet data gives effect to the Reorganization Transactions.
(7)	The pro forma as adjusted balance sheet data gives further effect to (i) the issuance of 6,000,000 shares of common stock in this offering and 666,666 shares of common stock in the Concurrent Private Placement (ii) our receipt of the estimated net proceeds from the sale of shares of common stock offered by us in this offering and the Concurrent Private Placement at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 6,000,000 shares of common stock in this offering and 666,666 shares of common stock in the Concurrent Private Placement will be approximately $92.0 million, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) our net proceeds from this offering by approximately $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering and the Concurrent Private Placement will be approximately $104.6 million, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use $55.0 million of the net proceeds from this offering and the Concurrent Private Placement to increase our statutory capital and surplus to enable us to write additional policies and $25.0 million of the net proceeds to fund collateralized reinsurance through Osprey, our reinsurance subsidiary. We intend to use the remainder of the net proceeds to fund the growth of our business and for general corporate purposes. We may use a portion of the net proceeds from this offering and the Concurrent Private Placement to pursue expansions of the insurance products that we offer in existing and new markets. We have no commitments with respect to any such investments, and we are not currently involved in any negotiations with respect to any such investments. As a result, our management will retain broad discretion over the allocation of a portion of the net proceeds from this offering and the Concurrent Private Placement.

Pending use of the proceeds from this offering and the Concurrent Private Placement, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the Reorganization Transactions; and

•

on a pro forma as adjusted basis to give further effect to (i) the issuance of 6,000,000 shares of common stock in this offering and 666,666 shares of common stock in the Concurrent Private Placement and (ii) our receipt of the estimated net proceeds from the sale of shares of common stock offered by us in this offering and the Concurrent Private Placement at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds as described in “Use of Proceeds.”

This information should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	March 31, 2014
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
	(dollars in thousands)
Cash and cash equivalents	$74,692	$96,997	$188,997

Stockholders’ equity:
Contributed members’ capital	$83,859	$—	$—
Preferred stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized pro forma and pro forma as adjusted, 22,522,050 shares issued and outstanding, pro forma and 29,188,716 shares issued and outstanding, pro forma as adjusted	—	2	3
Additional paid-in capital	—	106,164	198,164
Retained earnings	25,812	25,812	25,812
Accumulated other comprehensive income	470	470	470

Total members’/stockholders’ equity	110,141	132,446	224,446

Total capitalization	$110,141	$132,446	$224,446

(1)	Assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, an aggregate of 6,158,700 shares will be issued in connection with the Warrant Exercise. A $1.00 increase in the assumed initial public offering price of $15.00 per share would increase the number of shares that will be issued in connection with the Warrant Exercise by 95,437 shares and a $1.00 decrease in the assumed initial public offering price would decrease the number of shares that will be issued in connection with the Warrant Exercise by 109,072 shares. Following the Warrant Exercise, we expect that there will remain outstanding warrants to purchase an aggregate of 30,600 shares at an exercise price of $5.88 per share.

(2)	A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would result in an approximately $5.6 million increase or decrease in each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization, assuming that the number of shares offered by us set forth on the cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each 1.0 million increase or decrease in the number of shares offered by us would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $14.0 million, assuming the initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.

DILUTION

If you purchase our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of our common stock is substantially in excess of the pro forma book value per share of common stock attributable to the existing stockholders for the currently outstanding shares of common stock.

Our pro forma net tangible book value as of March 31, 2014 was $141.7 million, or $6.11 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock that will be outstanding immediately prior to the completion of the offering after giving effect to the Reorganization Transactions and the sale by us of 666,666 shares in the Concurrent Private Placement, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting commissions payable by us.

After giving effect to the sale of the 6,000,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been approximately $224.4 million, or $7.69 per share of common stock after giving effect to this offering. This represents an immediate increase in pro forma net tangible book value to our existing stockholders of $1.58 per share and an immediate dilution to purchasers in this offering of $7.31 per share. The following table illustrates this per share dilution to new investors purchasing shares in this offering.

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2014	$6.11
Increase per share attributable to investors in this offering	1.58

Pro forma as adjusted net tangible book value per share after giving effect to this offering		7.69

Dilution in per share to investors in this offering		$7.31

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease pro forma net tangible book value by $5.6 million, or $0.18 per share, and would increase or decrease the dilution per share to investors in this offering by $0.18, based on the assumptions set forth above.

The following table summarizes as of March 31, 2014, on a pro forma as adjusted basis, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by existing stockholders, an affiliate of Nephila Capital Ltd in the Concurrent Private Placement and investors in this offering, based upon an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration
	Number	Percent	Amount	Percent	Average price per share
Existing stockholders	22,522,050	77.2%	$117,645,625	54.1%	$5.22
Concurrent Private Placement Investor	666,666	2.3	10,000,000	4.6	15.00
New investors	6,000,000	20.5	90,000,000	41.3	15.00

Total	29,188,716	100%	$217,645,625	100%

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options. If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own approximately 74.8% and investors in this offering would own approximately 18.1% of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $7.88 per share, and the dilution per share to investors in this offering would be $7.12 per share.